FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 01 October 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Mobile Alliance sent to the London Stock Exchange on 01 October 2003.



press release

PR0337


                    THE 'MOBILE ALLIANCE' IS FORMED TO SERVE

                            CUSTOMERS ACROSS EUROPE


Released: 1st October 2003

Nine leading independent mobile operators today announced the formation of a new mobile alliance to provide seamless, enhanced voice and data solutions for businesses and consumers across Europe. Amena (Spain), O2 (Germany, UK and Ireland), One (Austria), Pannon GSM (Hungary), Sunrise (Switzerland), Telenor Mobil (Norway) and Wind (Italy) yesterday signed a formal agreement in Munich, Germany.

The new alliance will initially span the European territories of its members and address more than 40 million subscribers. It aims to be quick to market with new, innovative cross-border products and services as well as co-operate on initiatives, including technology, sourcing and sales. As the alliance develops, it will expand to cover other key regions to further enhance the reach and ' home-away-from-home' experience of its customers, backed by the same simplicity, convenience and service quality to which they are accustomed.

Customers will benefit from progressively introduced services such as seamless GPRS and MMS connectivity across the members' networks, and simple access to home services such as voice-mail and customer service using familiar short-codes. In addition, the alliance partners will introduce a pre-paid top-up service to allow customers to quickly and easily top-up their credit when travelling in member countries.

In a phased approach, corporate customers will be offered highly competitive, flat rate price plans for voice and data services. This will give them easy access to the Internet, email and corporate networks, or whilst on holiday, the ability to download music services, java games, graphics and ring-tones safe in the knowledge they are in charge of what they spend.

Rudi Groger, director of mmO2 plc, said: "The creation of this alliance will be excellent news for our customers as we will be able to offer an outstanding range of pan-European services far greater than the members could alone.

"Key to the success of this alliance is an agreement to have only one representative per country, which eliminates the complexities that can arise with multiple in-country members. This, we believe, will enable us to be agile and far quicker to market with new and innovative services."

                                    - ends -

mmO2

mmO2 has 100% ownership of mobile network operators in three companies - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has 18.7 million customers and some 11,750 employees and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 18.2% of total service revenues in the 12 months ending 30 June 2003.

mmO2 plc

David Nicholas                                      Simon Gordon
Head of Media Relations                             Press Relations Manager
david.nicholas@o2.com                               simon.gordon@o2.com
t: +44 (0) 771 575 9176                             t: +44 (0)771 007 0698

mmO2 press office: 01753 628402.

All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

Amena

Amena is amember of Auna Group, the leading alternative telecom operator in Spain. Amena has more than 7.5 million customers and a market share of 21%. In the first two quarters of the year, Amena achieved 770,000 net adds, 42% of the market. Amena reported total revenues for year 2002 of 2.193 million euros. Amena is also leader in innovation being the first mobile operator in Spain to launch GPRS and MMS services, location-based and music services among others.

Fernando Castro Izuzquiza
Press Director
email: fernando.castro@amena.es
phone: + 34 656 155 213

One

In October 1998, the communications company, ONE, launched Austria's only nation-wide GSM-1800 mobile telephony network. Besides mobile telephony, ONE also offers the Internet product i-ONE and the fixed-line solution f-ONE. At the end of June 2003, ONE had about 1,400 employees and more than 1.6 million customers (1.37 million mobile, 145,000 fixed line and 150,000 Internet customers). Turnover in 2002 amounted to EUR619.7 million.

ONE has a network covering 98% of the population. ONE is the only mobile telephony operator to offer GPRS and HSCSD (ONE High Speed) in Austria. To date, ONE has invested EUR1.65 billion; EUR99 million in 2002. ONE (ONE GmbH) is owned by the German E.ON (50.10%), Telenor in Norway (17.45%), Orange (17.45%) and TDC in Denmark (15%).

Cindy Naegeli-du Pont
Head of Corporate Communications
Tel +43 699 1699 3400
cindy.naegeli-dupont@one.at

Pannon GSM
The Hungarian number two operator Pannon GSM has been operating in the Hungarian mobile market since November 1993. As of 2001, Telenor Mobile became its sole share holder. As of Q2 2003, the number of employees is 1558, serving 2.715 million subscribers. Pannon GSM's network is accessible in 99 % of the territory in Hungary.

Gyorgy Felkai
Director of Communications
GyFelkai@PGSM.HU
T: +36 20 930 2000

sunrise

sunrise is the brand name of TDC Switzerland AG, the company resulting from the merger of the telecommunications companies diAx and sunrise. The TDC Group owns 100% of the share capital of TDC Switzerland AG. sunrise offers its customers state-of-the-art telecommunications services in the areas of mobile phone, fixed network and Internet. The sunrise mobile phone network has the most modern GSM dual band infrastructure in Switzerland, allowing it to provide mobile phone coverage of 98%. sunrise offers a high-quality, high-performance fibre- optic network with a total length of 7,000 kilometers - across Switzerland. sunrise employs around 2500 staff.

Monika Walser
Executive Director Corporate Communications
Media-Hotline 0800 333 000
Fax +41 (0)1 300 41 71
Phone +41 (0)1 300 91 01
media@sunrise.net

Telenor Mobil
Telenor Mobil is the leading supplier of mobile services in Norway. The company offers services in three mobile networks, and holds a UMTS license in Norway. Telenor Mobil offers a broad spectrum of advanced mobile services, ranging from m-commerce solutions to multimedia services (MMS) and data services GPRS/HSCSD).

As of Q2 2003, Telenor Mobil has 2.3 million customers, equivalent to 58% of the Norwegian market. The mobile penetration in Norway is approximately 88%. By the end of Q2 2003, the company had GSM roaming agreements with 200 mobile operators in 106 countries. The number of employees as of June 30 is 1326.

Sigurd Sandvin
Head of Information
sigurd.sandvin@telenor.com
T: +47 905 21 100

Wind

WIND Telecomunicazioni SpA has instigated radical changes in the services on offer Italy and in the way it is marketed, with the aim of establishing new market standards: the integration of telephone services, the development of the Internet, a global response to the communications needs of people and businesses.

The Wind Group's brands focus on specific types of service: the "Wind" trademark is applied to mobile and convergent services, the "Infostrada" brand to fixed-line telephony, whilst "Libero" is the brand used for the Group's Internet services, and itNet supplies ad hoc Internet services and content for corporate customers. Wind was the first to launch MMS and the video over GPRS handsets.

WIND was the first in Italy to launch a trading on line service via WAP. New technologies such as WAP and GPRS, and the future i-modeTM and UMTS make a substantial contribution to the creation of new services and applications. Wind offers a particularly wide range of data transmission and Internet services, capable of satisfying the needs of all segments of the corporate market. In February 2001, WIND became the first alternative operator of fixed-line telephony in Italy to provide access to local loop unbundling, offering the possibility to make fixed-line calls without the need to pay line rental. WIND was the first Italian operator, in May 2002, to launch Number Portability.

The Wind Group has chalked up other firsts: from its over 18,000 km of optical fiber backbone and 2,300 km of metropolitan area networks in over 30 cities, to Italy's leading portal with 600 million page views a month. The Company also boasts a widespread and innovative mobile network with about 6,000 base transmission stations. Overseas coverage is provided by numerous roaming agreements.

At June 30, 2003, Wind boasted a total of 30.6 million customers, including 7.5 million fixed-line customers (of which 3.3 million active), 9.2 million mobile users and 13,9 million Internet subscribers.

Gianni Di Giovanni
Responsabile Comunicazione con i Media
Media Communication Director
Via C.G.Viola, 48 - 00148 Roma
Tel +39 06 8311 4546
Fax +39 06 8311 5153
Via Lorenteggio , 257 - Milano
Tel +39 02 3011 5416
Fax +39 02 3011 5455
gianni.digiovanni@mail.wind.it

www.wind.it
www.libero.it



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 01 October 2003                   By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary